Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 1 DATED DECEMBER 12, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of November 2018;
(3)	information regarding the share redemption limit;
(4)	recent real property acquisitions; and
(5)	updates to our management.
OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of November 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 703,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $12.9 million, consisting of approximately 632,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $11.6 million ($6.2 million in D Shares and $5.4 million in T Shares), and approximately 71,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.3 million. As of November 30, 2018, we had accepted investors’ subscriptions for, and issued, approximately 39.9 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $720.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of November 2018 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
November 1, 2018	$18.12	$17.85	*	$18.34
November 2, 2018	$18.12	$17.85	*	$18.34
November 5, 2018	$18.12	$17.84	*	$18.34
November 6, 2018	$18.12	$17.84	*	$18.34
November 7, 2018	$18.12	$17.84	*	$18.34
November 8, 2018	$18.12	$17.84	*	$18.34
November 9, 2018	$18.12	$17.84	*	$18.34
November 12, 2018	$18.12	$17.84	*	$18.34
November 13, 2018	$18.12	$17.84	*	$18.34
November 14, 2018	$18.11	$17.83	*	$18.33
November 15, 2018	$18.11	$17.83	*	$18.33
November 16, 2018	$18.11	$17.83	*	$18.33
November 19, 2018	$18.10	$17.83	*	$18.33
November 20, 2018	$18.10	$17.82	*	$18.33
November 21, 2018	$18.10	$17.82	*	$18.33
November 23, 2018	$18.10	$17.82	*	$18.33
November 26, 2018	$18.10	$17.82	*	$18.33
November 27, 2018	$18.10	$17.82	*	$18.33
November 28, 2018	$18.10	$17.82	*	$18.33
November 29, 2018	$18.10	$17.82	*	$18.33
November 30, 2018	$18.10	$17.82	*	$18.33

* Not available. S Shares were not available prior to November 27, 2018, and we did not issue any S Shares as of November 30, 2018.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of September 30, 2018, our NAV was $570,686,333. As of October 1, 2018, the redemption limit for the quarter ending December 31, 2018 was 10% of our NAV as of September 30, 2018. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of December 1, 2018 has not been reduced below 10% of our NAV as of September 30, 2018. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes activity that occurred subsequent to the activity as of October 31, 2018 previously disclosed in our prospectus.
As of November 30, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 154 properties, acquired for an aggregate purchase price of $922.6 million, located in 35 states, consisting of six anchored shopping centers, 123 retail, 15 industrial and distribution, and 10 office properties, comprising approximately 5.8 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired three properties between November 1, 2018 and November 30, 2018. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.
Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On December 6, 2018, Glenn J. Rufrano, one of our directors, tendered his resignation from the board of directors, effective December 31, 2018. This resignation is not a result of any disagreements with us on any matter relating to our operations, policies or practices. To fill the vacancy created by Mr. Rufrano’s resignation, Avraham Shemesh has been appointed to serve as a director by all of the directors, including all of the independent directors, immediately upon the effectiveness of Mr. Rufrano’s resignation. Mr. Shemesh will serve as a director until our next annual meeting of stockholders and until his successor is duly elected and qualifies or until his earlier resignation or removal in accordance with our organizational documents and applicable law.
The following information supersedes and replaces the first and second paragraphs of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Richard S. Ressler serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their service as executive officers, or, in the case of Mr. Ressler and Avraham Shemesh, for their service as directors, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salary or benefits. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Richard S. Ressler	60	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	38	Chief financial officer and treasurer
Jeffrey R. Smith	35	Vice president of accounting and principal accounting officer**
George N. Fugelsang	78	Independent director
Richard J. Lehmann	74	Independent director
Roger D. Snell	62	Independent director
W. Brian Kretzmer	65	Independent director
Avraham Shemesh	56	Director
____________________________________
* As of November 30, 2018
** Non-executive officer.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus.
Avraham Shemesh will serve as a director of our company beginning January 2019 and has served as president and treasurer of CIM Income NAV Advisors, LLC (“CIM Income NAV Advisors”) since February 2018. In addition, Mr. Shemesh will serve as a director of CCIT III, beginning in January 2019, and currently serves or will serve in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCPT V	Chief executive officer and president Director	February 2018 – Present March 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; CCPT V Advisors; CIM Income NAV Advisors; CREI Advisors; and CCO Group, LLC	President and treasurer	February 2018 – Present

Since 1994, Avraham Shemesh has served as Co-Founder and a Principal of CIM, a vertically-integrated owner and operator of real assets for its own account and on behalf of its partners and co-investors seeking to invest in urban real assets and associated credit strategies and, since February 1, 2018, the indirect parent of our sponsor, advisor, dealer manager and property manager. As Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Since March 2014, Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: CMCT), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a wide variety of commercial and residential properties in Los Angeles. Mr. Shemesh was selected to serve as a director because of his significant experience with the real estate acquisition process and strategic planning as a result of his experience with CIM, including as Co-Founder thereof, as well as his leadership roles at CIM and CIM Commercial Trust Corporation.

4
INAV-SUP-1J